UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

DEVVSTREAM CORP.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

251936 100

(CUSIP Number)

November 6, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 251936 100	Page 1 of 6

1.	Names of Reporting Persons Crestmont Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,000,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,000,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 27,970,734 common shares (the “Common Shares”) of DevvStream Corp., an Alberta, Canada corporation (the “Issuer”), outstanding as of November 13, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2024.

CUSIP No. 251936 100	Page 2 of 6

1.	Names of Reporting Persons. David Beach
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,000,000(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,000,000(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%(1)
12.	Type of Reporting Person (See Instructions) IN

(2)

Represents Common Shares owned by Crestmont Investments LLC. Mr. Beach is the majority owner of Crestmont. As a result, Mr. Beach may be deemed to beneficially own the 2,000,000 Common Shares of the Issuer owned by Crestmont.

CUSIP No. 251936 100	Page 3 of 6

Item 1.	Issuer

(a) Name of Issuer: DevvStream Corp., an Alberta, Canada corporation

(b) Address of Issuer’s Principal Executive Offices: 2108 N St., Suite 4254, Sacramento, California

Item 2.	Identity and Background

(a)   Name of person Filing:

Crestmont Investments LLC (“Crestmont”) and David Beach (“Mr. Beach”, and, together with Crestmont, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 14, 2024, a copy of which is attached hereto as Exhibit 1.

(b) Address of principal business office or, if none, residence: The address and principal business office of the Reporting Persons is 745 Fifth Avenue, Suite 500, New York, NY 10151.

(c) Citizenship: Crestmont is a Delaware limited liability company Mr. Beach is a United States citizen.

(d) Title of class of securities: Common Shares

(e) CUSIP No.: 251936 100

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e) ☐	An investment adviser in accordance with §240.13d- l(b)(l)(ii)(E).

	(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F).

	(g) ☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G).

	(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

Item 4.	Ownership

As reported on the cover pages to this report, the ownership information with respect to Crestmont is as follows:

(a) Amount beneficially owned: 2,000,000

(b) Percentage of class: 7.2%*.

(c) Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 2,000,000

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of 2,000,000.

	(iv)	Shared power to dispose or to direct the disposition of 0

CUSIP No. 251936 100	Page 4 of 6

As reported on the cover pages to this report, the ownership information with respect to Mr. Beach is as follows:

(a) Amount beneficially owned: 2,000,000

(b) Percentage of class: 7.2%*.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,000,000**

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,000,000**

*   Based upon 27,970,734 Common Shares of the Issuer, outstanding as of November 13, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on November 13, 2024.

**   Mr. Beach is a majority owner of Crestmont. As a result, Mr. Beach may be deemed to beneficially own the 2,000,000 Common Shares of the Issuer owned by Crestmont.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 251936 100	Page 5 of 6

Exhibit 99.1	Joint Filing Agreement, dated November 14, 2024, by and between Crestmont Investments LLC and David Beach.

CUSIP No. 251936 100	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Crestmont Investments LLC		David Beach

By:	/s/ David Beach	/s/ David Beach
Name: David Beach
Title: Principal